UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal Semiannual Period ended June 30, 2023

Fundrise eFund, LLC

(Exact name of issuer as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle, NW, 9th Floor Washington, DC (Full mailing address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in Statements Regarding Forward-Looking Information beginning on page 63 in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, latest results discussed below are as of June 30, 2023. The consolidated financial statements included in this filing as of and for the six months ended June 30, 2023 and 2022 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise eFund, LLC (formerly known as Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC) is a Delaware limited liability company formed on November 19, 2015, to acquire property for the development, sale, and/or rental of Single Family Housing (as defined below) and last mile logistics centers in any metropolitan statistical area (“MSA”). Operations substantially commenced on May 26, 2017. Effective November 30, 2020, Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC, the (“Target eFunds”), merged with and into Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, with the Company as the surviving entity (the “Merger”). For more information about the Merger, please see the offering circular filed on November 30, 2020 here.

We intend to acquire property for the development, sale, and/or rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “Single Family Housing”) and last mile logistics centers without a focus on any MSA in the United States as opportunity dictates. Along with acquiring the assets described in the foregoing sentence, we expect to continue to use substantially all of the net proceeds from our initial and subsequent offerings (the “Offering(s)”) to continue to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We intend to be treated as a partnership for U.S. federal income tax purposes, with the intent of offering investors a tax-efficient means of investing in real estate-related business plans that are generally non-REIT qualifying. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise eFund”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise eFund, LLC unless the context indicates otherwise.

We have elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2017. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. As such, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

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Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 27 in our latest offering circular filed with the SEC (“Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of December 7, 2022, the Manager closed the Regulation A offering of common shares of the Company (which we refer to as the “Offering”). The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager. As of both June 30, 2023 and December 31, 2022, we have raised total gross offering proceeds of approximately $119.8 million, from settled subscriptions (including the approximately $309,000 and $309,000, respectively, received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor). As of both June 30, 2023 and December 31, 2022, we have settled subscriptions in our Offerings and private placements of approximately 10,898,000 of our common shares.

In connection with the Merger, we issued to the shareholders of the Target eFunds common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on each of the Target eFund’s projected net asset value (“NAV”) per share that was effective as of the date of the Merger, November 30, 2020. For additional information, see the offering circular relating to the Merger, which may be accessed here.

Upon the reopening of our Offering (should our Manager choose to do so), the per share purchase price will be adjusted semiannually and will equal the greater of (i) $10.00 per share or (ii) the sum of our NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal semiannual period (“NAV per share”).

Below is the NAV per share since November 30, 2020, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$11.82	Form 1-U
June 30, 2022	$11.94	Form 1-U
December 31, 2022	$11.79	Form 1-U
June 30, 2023	$11.78	Form 1-U

Distributions

We do not expect to declare any distributions until the additional proceeds from our public offering are invested and returns, if any, have been received by the Company. In addition, as we expect primarily to continue to invest in the acquisition of last mile logistical centers or in properties that have significant capital requirements, these properties may not immediately generate cash flow from operations. Thus, our ability to make distributions may be negatively impacted. As of June 30, 2023, we have not declared any distributions.

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

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Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan whereby, on a monthly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason.

As of June 30, 2023 and December 31, 2022, approximately 2,858,000 and 2,251,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the six months ended June 30, 2023, is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgements, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

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Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements, for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from investments in the development, sale, and/or rental of Single Family Housing and last mile logistics centers. We may also invest in other commercial, industrial, or residential properties and, to a lesser extent, as real estate-related debt and other real estate-related assets. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2023 and 2022, we had total net losses of approximately $288,000 and $167,000, respectively.

Revenue

Interest Revenue

For the six months ended June 30, 2023 and 2022, we earned interest revenue of approximately $128,000 and $23,000, respectively. The increase in interest revenue for the six months ended June 30, 2023 was primarily attributable to an increased interest rate and default interest earned from our real estate debt investment, which as of June 30, 2023, remains outstanding past its extended maturity in April 2023. See Note 5, Investments in Real Estate Debt Investments, for further details.

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Rental Revenue

For the six months ended June 30, 2023 and 2022, we earned rental revenue of approximately $1.0 million and $662,000, respectively. The increase in rental revenue was due to lease commencements at our two industrial rental properties on August 25, 2022 and November 10, 2022. These properties did not generate rental revenue for the prior six months ended June 30, 2022 as their leases had not yet commenced.

Other Revenue

For the six months ended June 30, 2023 and 2022, we earned other revenue of approximately $152,000 and $2,000, respectively. The increase in other revenue was primarily attributable to money market dividends earned in connection with the cash sweep account opened during July 2022.

Expenses

Property Operating and Maintenance

For the six months ended June 30, 2023 and 2022, we incurred property operating and maintenance expenses of approximately $540,000 and $588,000, respectively, which includes property insurance, real estate taxes, and other routine maintenance costs. The marginal decrease in property operating and maintenance expenses was due to the sales of three single-family homes during the six months ended June 30, 2023 and the reclassification of three single-family homes from Investments in rental properties, net to Investments in real estate held for improvement during the six months ended June 30, 2023.

Depreciation and Amortization

For the six months ended June 30, 2023 and 2022, we incurred depreciation and amortization expenses of approximately $735,000 and $456,000, respectively. The increase in depreciation and amortization expense was due to an increase in depreciable capital expenditures during the six months ended June 30, 2023 related to significant leasehold improvements at the two industrial properties that were classified as Investments in real estate held for improvement prior to June 30, 2022.

Investment Management Fee

For the six months ended June 30, 2023 and 2022, we incurred investment management fee expenses of approximately $433,000 and $0, respectively. The increase was due to investment management fee expenses being waived from January 2019 through December 2022, and charged during the six months ended June 30, 2023.

General and Administrative Expenses

For the six months ended June 30, 2023 and 2022, we incurred general and administrative expenses of approximately $378,000 and $357,000, respectively, which includes auditing and professional fees, bank fees, and other costs associated with operating our business. The marginal increase in general and administrative expenses was due to increased legal consulting services.

Other Expenses

Equity in Losses

For the six months ended June 30, 2023 and 2022, we incurred equity in losses of approximately $24,000 and $22,000, respectively, from our equity method investment. As of both June 30, 2023 and 2022, the underlying property of our equity investment was under development. Fluctuations in equity investment earnings and losses is expected until development is complete or the property is sold.

Gain on Sale of Real Estate

For the six months ended June 30, 2023 and 2022, we incurred approximately $505,000 and $581,000, respectively, of gain on the sale of real estate. There were marginally decreased returns on the sales of four single-family homes and one condo unit sold during the six months ended June 30, 2023. There were four small lot ordinances sold during the six months ended June 30, 2022.

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Our Investments

As of June 30, 2023, we have entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2023. Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Residential Rental Properties:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
H41	90062	2 / 1	1,446	06/22/2017	$486,000	Initial	Update 1 Update 2
463	90037	3 / 1	1,176	07/07/2017	$532,000	Initial	Update 1 Update 2
W48 (9)	90062	2 / 1	1,446	08/09/2017	$553,000	Initial	Update 1 Update 2
416	90062	3 / 1	1,448	08/10/2017	$485,000	Initial	Update 1 Update 2
H412	90062	2 / 1.75	1,956	08/18/2017	$509,000	Initial	Update 1 Update 2
511	90037	3 / 2	1,792	09/01/2017	$435,000	Initial	Update 1 Update 2
413	90037	2 / 1	1,092	09/12/2017	$435,000	Initial	Update 1 Update 2
291	90011	3 / 2	1,747	12/13/2017	$451,000	Initial	Update 1 Update 2
J28 (7)	90018	2 / 1	1,204	06/12/2018	$717,000	Initial	Update 1 Update 2
L60 (2)	90042	3 / 1.5	1,217	08/03/2018	$794,000	Initial	Update 1 Update 2
S15	90004	2 / 1	1,335	08/17/2018	$716,000	Initial	Update 1 Update 2
L602 (2)	90042	2 / 2	1,365	09/11/2018	$952,000	Initial	Update 1 Update 2
E91	90011	(1)	(1)	12/11/2018	$1,790,000	Initial	N/A
E62	90011	3 / 2	1,900	12/12/2018	$512,000	Initial	Update 1
W18	90062	2 / 1	1,500	12/14/2018	$512,000	Initial	Update 1
E855	90011	3 / 1	1,300	12/20/2018	$415,000	Initial	Update 1
S41 (5)	90037	2 / 1	1,300	01/31/2019	$527,000	Initial	Update 1
E42	90016	3 / 2	1,350	02/14/2019	$717,000	Initial	Update 1
H30	90018	5 / 3.5	1,500	02/22/2019	$651,000	Initial	Update 1
G55	90016	3 / 2	1,500	03/21/2019	$728,000	Initial	Update 1
344 (3)	20011	4 / 3.5	1,660	11/30/2020	$765,000	Initial	Update 1 Update 2
473 (3) (4)	90037	4 / 2	1,800	11/30/2020	$535,000	Initial	Update
317 (3)	90018	3 / 2	1,400	11/30/2020	$675,000	Initial	Update
E81 (3)	90011	3 / 1	1,700	11/30/2020	$540,000	Initial	Update
S48 (3) (10)	90062	3 / 2	1,100	11/30/2020	$550,000	Initial	Update
E35 (3)	90011	3 / 1	1,148	11/30/2020	$530,000	Initial	Update
W47 (3)	90011	3 / 1	1,305	11/30/2020	$455,000	Initial	Update
E22 (3)	90011	2 / 1	1,008	11/30/2020	$455,000	Initial	Update
C33 (3)	90011	3 / 2	1,113	11/30/2020	$470,000	Initial	Update
W11 (3) (8)	90037	2 / 1	1,210	11/30/2020	$505,000	Initial	Update
E19 (3)	90018	2 / 1	1,308	11/30/2020	$670,000	Initial	Update
E85 (3)	90011	3 / 1	1,320	11/30/2020	$510,000	Initial	Update
W114 (3)	90037	5 / 1	2,401	11/30/2020	$680,000	Initial	Update
P50 (3)	90011	3 / 2	1,841	11/30/2020	$530,000	Initial	Update
E44 (3)	90011	4 / 2	1,584	11/30/2020	$535,000	Initial	Update
C38 (3)	90011	4 / 2	1,730	11/30/2020	$530,000	Initial	Update
M34 (3) (6)	90011	2 / 1	1,200	11/30/2020	$460,000	Initial	Update
W145 (3)	90062	3 / 1.5	1,500	11/30/2020	$630,000	Initial	N/A
H95 (3)	30310	3 / 2	1,300	11/30/2020	$288,000	Initial	N/A
A49 (3)	30310	3 / 2	1,500	11/30/2020	$350,000	Initial	N/A
A50 (3)	30310	3 / 2	1,400	11/30/2020	$345,000	Initial	N/A
251 (3)	90043	2 / 1	1,000	11/30/2020	$550,000	Initial	N/A
M77 (3)	30316	2 / 1	1,000	11/30/2020	$247,000	Initial	N/A
C387 (3)	90062	3 / 2.5	1,100	11/30/2020	$700,000	Initial	N/A
236 (3)	90018	3 / 2	1,800	11/30/2020	$735,000	Initial	N/A
O92 (3)	30310	3 / 3	2,000	11/30/2020	$330,000	Initial	N/A
935 (3)	90018	3 / 1	1,300	11/30/2020	$755,000	Initial	N/A
536 (3)	90018	4 / 2	1,269	11/30/2020	$790,000	Initial	N/A
S375 (3)	90018	4 / 3	1,678	11/30/2020	$760,000	Initial	N/A

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(1)	Property is improved with three separate structures: a multi-tenant building containing four residential units and approximately 2,500 square feet, a single-family home with approximately 2,000 square feet, and a three-story commercial building with approximately 7,200 square feet.

(2)	These assets were classified as single family residential properties at acquisition. As of June 30, 2019, these assets were included as part of the RSE L6025 entitlement project. See (E) under “Entitlement and Development Properties” below.

(3)	These assets were acquired by the Company on November 30, 2020 in connection with the Merger.

(4)	473 was sold on October 14, 2022 for a sales price of approximately $600,000.

(5)	S41 was sold on December 29, 2022 for a sales price of approximately $720,000.

(6)	M34 was sold on December 30, 2022 for a sales price of approximately $515,000.

(7)	J28 was sold on January 6, 2023 for a sales price of approximately $950,000.

(8)	W11 was sold on February 14, 2023 for a sales price of approximately $640,000.

(9)	W48 was sold on February 15, 2023 for a sales price of approximately $824,900.

(10)	S48 was sold on May 12, 2023 for a sales price of approximately $722,000.

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Industrial Rental Properties:

Asset Name	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
4700 Eisenhower Ave Controlled Subsidiary	Alexandria, VA	Industrial	45,000	12/06/2021	$14,100,000	5 Years	Initial	Update 1
Chattahoochee Ave Controlled Subsidiary	Atlanta, GA	Industrial	100,000	01/05/2022	$13,000,000	5 Years	Initial	N/A

Entitlement and Development Properties:

Asset Name	Zip Code	Approximate Square Footage of Lot(s) at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Number of Entitled Lots	Overview (Form 1-U)
CNP 36 Properties (6)	90034	15,800	(1)	$2,705,000	12	Initial	Update 1
NPSC Westmoreland - Controlled Subsidiary (6)	90029	13,000	(2)	$2,143,000	14	Initial	Update 1 Update 2
R13 and R14 - Controlled Subsidiary (7)	90026	13,460	(3)	$2,061,000	10	Initial	Update 1 Update 2 Update 3
NPSC Virgil - Controlled Subsidiary (8)	90029	19,150	(4)	$2,881,000	15	Initial	Update 1 Update 2 Update 3 Update 4
RSE L6025 - Controlled Subsidiary	90042	27,000	(5)	$2,976,000	18	Initial	N/A
SC Group 6845 Figueroa, LLC (9)	90042	18,400	(9)	(9)	12	Initial	Update 1 Update 2

(1)	CNP 36 Properties is comprised of two parcels: an approximately 8,300 square foot lot purchase on May 3, 2018 for $1,555,000 and an approximately 7,500 square foot lot purchase on March 23, 2018 for approximately $1,150,000.

(2)	NPSC Westmoreland- Controlled Subsidiary is comprised of two parcels: an approximately 5,800 square foot lot purchased on March 15, 2018 for approximately $1,103,000 and an approximately 7,200 square foot lot purchased on November 9, 2017 for approximately $1,040,000.

(3)	R13 and R14- Controlled Subsidiary is comprised of two parcels: an approximately 6,730 square foot lot purchased on January 4, 2018 for approximately $1,138,000 and an approximately 6,730 square foot lot purchased on November 14, 2017 for approximately $923,000.

(4)	NPSC Virgil- Controlled Subsidiary is comprised of three parcels: an approximately 5,750 square foot lot purchased on January 25, 2018 for approximately $921,000, an approximately 6,700 square foot lot purchased on January 19. 2018 for approximately $910,000, and an approximately 6,700 square foot lot purchased on December 27, 2017 for approximately $1,050,000.

(5)	RSE L6025 Controlled Subsidiary is comprised of three parcels: L60 (acquired August 3, 2018), L602 (acquired September 11, 2018), and the latest investment, L6025, was acquired on June 26, 2019 for an initial purchase price of approximately $1,230,000. Proceeds were used to acquire approximately 9,000 square feet of land, which is currently improved with an approximately 1,500 square foot single-family home. The acquisition of L6025 is the last property required to assemble the three lots. Combined, the three parcels achieve a lot size of approximately 27,000 square feet, which will be entitled for 18 single-family homes.

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(6)	These assets were classified as held for sale as of June 30, 2023.

(7)	The R13 and R14 - Controlled Subsidiary was sold on June 27, 2022 for a sales price of approximately $3,125,000.

(8)	The NPSC Virgil Controlled Subsidiary was sold on April 25, 2022 for a sales price of approximately $3,200,000. To finance the acquisition, the Borrower entered into a first mortgage bridge loan with the Company for a principal balance of $2,900,000. This loan is classified with Real Estate Debt Investments on the consolidated balance sheet. See debt investments below.

(9)	On February 3, 2019, SC Group 6845 Figueroa, LLC (“Stradella Court – La Prada”) executed a loan modification extending the maturity date of the senior loan to May 3, 2019. The loan principal increased to $2,396,545. In April 2020, the investment was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. On September 2, 2020, the Company executed a deed in lieu for the underlying property of the real estate debt investment. In full satisfaction of the loan, the transfer of title occurred on December 15, 2020.

Residential Properties – Intended for Renovation:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
							Update 1
							Update 2
H13 - Controlled Subsidiary (1)	20009	2 / 1	2,072	11/30/2020	$1,228,000	Initial	Update 3
							Update 1
M20 - Controlled Subsidiary (1)	20018	3 / 1	1,760	11/30/2020	$600,000	Initial	Update 2
							Update 1
G12 - Controlled Subsidiary (1) (2)	20009	6 / 2	3,316	11/30/2020	$1,252,000	Initial	Update 2
M184 (1)	90062	4 / 2	1,629	11/30/2020	$750,000	Initial	N/A
S56 (1)	90016	3 / 3	1,300	11/30/2020	$840,000	Initial	N/A
P29 (1)	90016	3 / 1	1,600	11/30/2020	$875,000	Initial	N/A
S37 (1)	90018	3 / 1	900	11/30/2020	$560,000	Initial	N/A

(1)	These assets were acquired by the Company on November 30, 2020 in connection with the Merger. See Note 2 – Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition – November 30, 2020 for more information on the assets acquired from the Merger.

(2)	G12 unit #2 sold on October 13, 2021 for a sales price of approximately $1,015,000. G12 unit #1 was sold on May 15, 2023 for a sales price of $695,000.

Joint Venture Entitlement and Development Properties, Senior Loans, and Other Assets:

Real Property Controlled Subsidiaries	Zip Code	Approximate Square Footage of Lot at Acquisition	Date of Acquisition	Purchase Price (1)	# Lots/Homes	Overview (Form 1-U)
RRE F1	90731	28,800	05/04/2018	$2,023,000	19	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

Senior Loans	Zip Code	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
SC Group 6845 Figueroa, LLC (7)	90042	08/04/2017	9.0%	02/04/2019	$2,250,000	90.0%	97.5%	Initial	Update 1 Update 2
600 Block Commonwealth, LLC (6)	90004	02/08/2018	18.0%	07/31/2018	$500,000	—	42.0%	Initial	Update 1
1221 Virgil LLC (8)	90029	04/21/2022	4.0%	01/21/2023	$2,900,000	90.06%	90.6%	Initial	N/A

9

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On July 20, 2018, 600 Block Commonwealth, LLC paid off the loan for the full amount of the outstanding principal balance plus interest.

(7)	On February 3, 2019, SC Group 6845 Figueroa, LLC (“Stradella Court – La Prada”) executed a loan modification extending the maturity date of the senior loan to May 3, 2019. The loan principal increased to $2,396,545. In April 2020, the investment was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. On September 2, 2020, the Company executed a deed in lieu for the underlying property of the real estate debt investment. In full satisfaction of the loan, the transfer of title occurred on December 15, 2020.

(8)	On April 25, 2022, the NPSC Virgil – Controlled Subsidiary, previously held by the Company as an Investment in Real Estate Held for Sale, sold for a sales price of approximately $3,200,000. To finance the acquisition, the Borrower entered into a first mortgage bridge loan with the Company for a principal balance of $2,900,000. As of September 27, 2023 the mortgage bridge loan remained outstanding past its extended maturity date in April 2023. See Note 5, Investments in Real Estate Debt Investments for further information.

Other Investments

On August 18, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB 1, LLC, (the “Saltbox Investment Controlled Subsidiary”) for an initial purchase price of approximately $1,000,000 which is the initial stated value of our equity interest in the Saltbox Investment Controlled Subsidiary (the “Saltbox Investment”). This investment is classified as a derivative financial instrument in our consolidated financial statements. On November 23, 2022, the agreement converted into 1,186,127 shares of Series B preferred stock of Saltbox, Inc. In connection with this conversion, we funded approximately $375,000 to the Saltbox Investment to acquire 400,827 additional shares of Series B preferred stock. See Form 1-U for the update and Note 6, Derivative Financial Instruments in our consolidated financial statements for more information.

On October 21, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB Warrants, LLC, (the “Saltbox Warrants Controlled Subsidiary”). The Saltbox Warrants Controlled Subsidiary concurrently acquired warrants to purchase shares of common stock of Saltbox, Inc. (the “Saltbox Warrants”). See Note 6, Derivative Financial Instruments in our consolidated financial statements for more information. See the initial Form 1-U for an overview.

10

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. As of June 30, 2023, we have fifty-nine investments totaling approximately $85.6 million in deployed capital and had approximately $4.6 million in cash and cash equivalents. As of June 30, 2022, we had sixty-seven investments totaling approximately $82.3 million in deployed capital and had approximately $18.8 million in cash and cash equivalents.

As of June 30, 2023, we anticipate that cash on hand, future cash flows from operations and proceeds from our potential future Offerings will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months. As of June 30, 2023, the Manager closed the Regulation A offering of common shares of the Company. If the Manager determines, the Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D.

As of both June 30, 2023 and 2022, we had no outstanding debt from our Sponsor (See Note 10, Related Party Arrangements in our consolidated financial statements) nor to any third-party lenders. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. We believe that a very real and potentially significant downturn still lies ahead, which has been a foundation for all our decisions across the Fundrise Portfolio over the past six months. We have, therefore, focused our efforts on taking advantage of the growing number of opportunities created by further distress in the markets while also focusing our efforts on defensive preparation to protect investors in the event of additional downside.  It is our belief that the current macroeconomic market possesses potential risk on the downside that may outweigh any near term missed upside resulting from a surprisingly soft landing.

Looking ahead, we expect the short-term to continue to be challenging for the broader economy.  Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values continue to be depressed and borrowing costs remain higher (at least when compared to recent history).  However, we believe our management team will continue to simultaneously protect against a more severe downside while putting investors in a position to take advantage of current and future buying opportunities as the downturn continues to unfold.

Off-Balance Sheet Arrangements

As of June 30, 2023 and 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

11

Recent Developments

Other

Event	Date	Description
Share Purchase Price Update	07/01/2023	Beginning on July 1, 2023, the per share purchase price of our common shares was updated to $11.78 due to a change in NAV. More information can be found here.

Item 2.	Other Information

None.

12

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise eFund, LLC

13

Fundrise eFund, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2023 (unaudited)	December 31, 2022 (*)
ASSETS
Cash and cash equivalents	$4,620	$9,064
Other assets, net	2,597	896
Investments in rental properties, net	56,623	57,758
Investments in real estate held for improvement	11,357	13,732
Investments in real estate held for sale	5,899	7,330
Investments in equity method investees	2,707	2,667
Real estate debt investments	2,900	2,900
Equity securities	1,486	1,486
Derivative financial instruments	29	29
Total Assets	$88,218	$95,862

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$332	$926
Rental security deposits and other liabilities	34	38
Due to related party	444	36
Redemptions payable	1,125	1,152
Below market leases, net	23	25
Total Liabilities	$1,958	$2,177

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 10,898,060 and 10,898,124 shares issued, and 8,040,273 and 8,647,206 outstanding as of June 30, 2023 and December 31, 2022, respectively	86,882	94,019
Retained Earnings	(622)	(334)
Total Members’ Equity	86,260	93,685
Total Liabilities and Members’ Equity	$88,218	$95,862

* Derived from the audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Revenue
Interest revenue	$128	$23
Rental revenue	1,037	662
Other revenue	152	2
Total revenue	1,317	687

Expenses
Rental properties operating and maintenance	540	588
Depreciation and amortization	735	456
Investment management fee – related party	433	-
General and administrative expenses	378	357
Total expenses	2,086	1,401

Other income (expense)
Equity in losses	(24)	(22)
Interest expense – related party note	-	(19)
Gain on sale of real estate	505	581
Increase in fair value of derivative financial instrument	-	7
Total other income (expense)	481	547

Net income (loss)	$(288)	$(167)

Net income (loss) per basic and diluted common share	$(0.03)	$(0.02)
Weighted average number of common shares outstanding, basic and diluted	8,421,193	8,563,206

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise eFund, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2022 (*)	8,647,206	$94,019	$(334)	$93,685
Issuance of common shares	-	-	-	-
Redemptions of common shares	(606,933)	(7,113)	-	(7,113)
Offering costs	-	(24)	-	(24)
Net income (loss)	-	-	(288)	(288)
June 30, 2023 (unaudited)	8,040,273	$86,882	$(622)	$86,260

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2021 (*)	7,420,758	$79,514	$182	$79,696
Issuance of common shares	1,827,241	21,583	-	21,583
Redemptions of common shares	(206,848)	(2,409)	-	(2,409)
Offering costs	-	(32)	-	(32)
Net income (loss)	-	-	(167)	(167)
June 30, 2022 (unaudited)	9,041,151	$98,656	$15	$98,671

* Derived from the audited consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(288)	$(167)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in losses	24	22
Depreciation and amortization	735	456
Amortization of deferred leasing costs	65	-
Amortization of below-market lease	(2)	(2)
Bad debt expense	27	38
Gain on sale of real estate	(505)	(581)
Increase in fair value of derivative financial instrument	-	(7)
Changes in assets and liabilities:
Net decrease (increase) in other assets	128	411
Net increase (decrease) in due to related party	408	(20)
Net increase (decrease) in accounts payable and accrued expenses	(611)	37
Net increase (decrease) in deferred interest revenue	-	67
Net increase (decrease) in rental security deposits and other liabilities	(4)	-
Net cash provided by (used in) operating activities	(23)	254
INVESTING ACTIVITIES:
Investment in rental property	-	(13,198)
Improvements of real estate held for improvement	(638)	(129)
Improvements in rental properties	(90)	(1,681)
Improvements of real estate held for sale	(97)	(96)
Proceeds from sale of real estate	3,608	3,064
Investment in equity method investees	(64)	(71)
Release (issuance) of real estate deposits	-	750
Net cash provided by (used in) investing activities	2,719	(11,361)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	-	21,139
Proceeds from settling subscriptions	-	13
Proceeds from note payable - related party	-	7,000
Repayment of notes payable - related party	-	(7,000)
Offering costs paid	-	(65)
Redemptions paid	(7,140)	(2,381)
Net cash provided by (used in) financing activities	(7,140)	18,706

Net increase (decrease) in cash and cash equivalents	(4,444)	7,599
Cash and cash equivalents, beginning of period	9,064	11,178
Cash and cash equivalents, end of period	$4,620	$18,777

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$-	$19

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITY:
Improvements in real estate held for improvement included in accounts payable	$-	$8
Investments in real estate debt investments	$-	$2,900
Improvements in real estate held for sale included in accounts payable	$-	$1

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Notes to Consolidated Financial Statements (Unaudited)

1.	Formation and Organization

Fundrise eFund, LLC was formed on November 19, 2015, as a Delaware limited liability company to acquire and invest in property, for development or redevelopment. Operations commenced on May 26, 2017. Effective November 30, 2020, Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC, the (“Target eFunds”), merged with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC in which Fundrise eFund, LLC was the surviving entity (the “Merger”). We intend to acquire property for the development, sale, and/or rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “Single Family Housing”) and last mile logistics centers without a focus on any metropolitan statistical area (“MSA”) in the United States as opportunity dictates. Along with acquiring the assets described in the foregoing sentence, we expect to use substantially all of the net proceeds from our initial and subsequent offerings (the “Offering(s)”) to continue to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We intend to be treated as a partnership for U.S. federal income tax purposes, with the intent of offering investors a tax-efficient means of investing in real estate-related business plans that are generally non-REIT qualifying. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise eFund, LLC except where the context otherwise requires. The Company has one reportable segment consisting of investments in real estate.

Each residential real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these consolidated financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s initial and subsequent Offerings has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified $66.9 million of shares on December 23, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of December 7, 2022, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

As of June 30, 2023 and December 31, 2022, after redemptions, the Company has net common shares outstanding of approximately 8,040,000 and 8,647,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of both June 30, 2023 and December 31, 2022, 1,414 common shares were held by the Sponsor at an average of $10.93 per share for an aggregate purchase price of approximately $15,500. As of both June 30, 2023 and December 31, 2022, 26,872 common shares were held by Fundrise, L.P., an affiliate of the Sponsor, at an average of $10.93 per share in a private placement for an aggregate purchase price of approximately $293,700.

As of both June 30, 2023 and December 31, 2022, the Company’s total amount of equity outstanding on a gross basis was approximately $119.8 million, respectively. As of June 30, 2023 and Decmeber 31, 2022, all subscriptions had settled.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2022 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2022 audited consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIE”) in accordance with FASB ASC 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash. Cash equivalents consists of money market funds as of June 30, 2023 and December 31, 2022.

Organizational and Offering Costs

During the six months ended June 30, 2023 and 2022, the Company directly incurred offering costs of approximately $24,000 and $32,000, respectively. Of these amounts, approximately $24,000 and $0 were payable as of June 30, 2023 and December 31, 2022, respectively.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2023 and 2022.

Real Estate Deposits

 During the closing on an investment in rental property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Investments in Rental Properties and Real Estate Held for Improvement

 Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

 In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

 Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities on a relative fair value basis. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

 The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases and deferred leasing costs is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets in our consolidated balance sheets.

 For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

 For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

 At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

 Costs capitalized in connection with property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 - 30 years
Site improvements	5 - 10 years
Furniture, fixtures and equipment	5 - 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of the investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2023 and 2022, no such impairment occurred.

Investments in Real Estate Held For Sale

 From time to time, we may identify residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

 Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets.

Investments in Real Estate Debt Investments

 Our real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests in unconsolidated joint ventures.

 Our real estate debt investments are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential credit loss.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probably of default (“PD”) and loss given default (“LGD”) methodology. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. As of June 30, 2023 and December 31, 2022, no real estate debt investments had an associated credit loss.

Investments in Equity Method Investees

  If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

 The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2023 and 2022, respectively.

 With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent a return on investment and cumulative distributions received in excess of the cumulative equity in earnings represent a return of investment.

Equity Securities

 Equity securities are initially measured at the transaction price plus transaction costs. Equity securities with a readily determinable fair value are subsequently measured at fair value based on the quoted share price of the securities with any related gains and losses, including unrealized gains and losses, recognized in “Other income (expense)” in the accompanying Consolidated Statements of Operations. Equity securities without a readily determinable fair value are measured at cost, less any impairment, and are adjusted to fair value only when there are observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Dividends earned on equity securities are recognized in “Other revenue” in the accompanying Consolidated Statements of Operations.

Derivative Financial Instruments

 Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value on derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instrument.”

Share Redemptions

 Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

 The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

 In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

 In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

 Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

 The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns. The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

 The Company is required to file, has filed, and will continue to file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. As of June 30, 2023, the tax period for the taxable year ending December 31, 2019 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

 Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

 As of June 30, 2023, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
Remainder of 2023	$403
2024	821
2025	842
2026	863
2027	885
Thereafter	4,554
Total	$8,368

For the six months ended June 30, 2023, two tenants accounted for 100% of commercial operating leases.

Other revenue consists of money market dividend revenue and interest revenue. Money market dividend revenue is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account. Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Gains on sale of real estate are recognized net of costs and selling expenses at the time each real estate property is delivered and title and possession are transferred to the buyer. From time to time, we may finance a buyer’s acquisition of one of our real estate properties and the financing component may be significant. When the period between the date on which we transfer title and possession of the real estate property to the buyer and date on which the buyer is required to repay the financing component is one year or less, we employ practical expedient to not adjust the promised amount of consideration for the effects of the time value of money in determining the transaction price.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Rental Properties and Real Estate Held for Improvement

 As of June 30, 2023, our rental properties consisted of thirty-nine single-family residential rentals, one quadplex rental, and two industrial rentals. As of December 31, 2022, our rental properties consisted of forty-six single-family residential rentals, one quadplex rental, and two industrial rentals.

 The following table presents the Company’s investments in rental properties (amounts in thousands):

	As of June 30, 2023 (1)	As of December 31, 2022
Land- acquisition allocation	$25,796	$28,899
Building and building improvements	26,079	27,554
Leasehold improvements	6,113	2,091
Site improvements	928	909
Furniture, fixtures, and equipment	46	66
Total gross investment in rental properties	$58,962	$59,519
Less: accumulated depreciation	(2,339)	(1,761)
Total investment in rental properties, net	$56,623	$57,758

(1)	During the six months ended June 30, 2023, four real estate investments were determined to be classified as held for improvement and were reclassified from “Investments in rental properties, net” to “Investments in real estate held for improvement” on the consolidated balance sheets for a total reclass of approximately $2.9 million. In addition, approximately $4.0 million of work in progress related to our industrial properties was determined to be classified as leasehold improvements and was reclassified from “Investments in real estate held for improvement” to “Investments in rental properties, net” on the consolidated balance sheets. Three investments in rental properties were sold during the six months ended June 30, 2023 for total proceeds of approximately $2.1 million.

  As of June 30, 2023 and December 31, 2022, the carrying amount of the rental properties above included cumulative capitalized transaction costs of approximately $876,000 and $888,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of $457,000 and $467,000, respectively.

  During the six months ended June 30, 2023 and 2022, the Company recognized approximately $735,000 and $456,000, respectively, of depreciation expense on rental properties.

 The following table summarizes the purchase price allocation for the industrial property acquired during the six months ended June 30, 2022 (amounts in thousands):

FRIND-SB 1, LLC
Land	$1,632
Building	10,964
Site improvements	602
Total purchase price	$13,198

As of June 30, 2023 and December 31, 2022, we had eleven and seven single-family residential properties held for improvement, respectively.

The following table presents our real estate held for improvement (amounts in thousands):

	As of June 30, 2023 (1)	As of December 31, 2022
Land- acquisition allocation	$7,367	$5,310
Building and building improvements	3,478	8,045
Work in progress	512	377
Total investment in real estate held for improvement	$11,357	$13,732

(1)	During the six months ended June 30, 2023, four investments were determined to be classified as held for improvement and were reclassified from “Investments in rental properties, net” to “Investments in real estate held for improvement” on the consolidated balance sheets for a total reclass of approximately $2.9 million. In addition, approximately $4.0 million of work in progress related to our industrial properties was determined to be classified as leasehold improvements and was reclassified from “Investments in real estate held for improvement” to “Investments in rental properties, net” on the consolidated balance sheets and $2.0 million of work in progress related to our industrial properties was determined to be classified as deferred leasing costs and was reclassified from “Investments in real estate held for improvement” to “Other assets, net” on the consolidated balance sheets.

 As of both June 30, 2023 and December 31, 2022, real estate held for improvement included capitalized transaction costs of approximately $115,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $76,000.

4.	Investments in Real Estate Held for Sale

 As of June 30, 2023 and December 31, 2022, we had four and six single family residential properties held for sale, respectively.

 The following table presents the Company’s investments in residential properties held for sale (amounts in thousands):

	As of June 30, 2023 (1)	As of December 31, 2022
Land- acquisition allocation	$3,514	$4,459
Building and building improvements	2,385	2,871
Total investment in real estate held for sale	$5,899	$7,330

(1)	Two investments in real estate held for sale were sold during the six months ended June 30, 2023 for total proceeds of approximately $1.5 million.

 As of June 30, 2023 and December 31, 2022, residential property held for sale included capitalized transaction costs of approximately $152,000 and $262,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $93,000 and $107,000, respectively.

5.	Investments in Real Estate Debt Investments

 As of both June 30, 2023 and December 31, 2022, the Company held one real estate debt investments.

The following table describes our real estate debt investments activity (amounts in thousands):

Real Estate Debt Investments	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Beginning balance	$2,900	$-
Investments (1)	-	2,900
Principal repayments	-	-
Ending balance	$2,900	$2,900

(1)	On April 22, 2022, the NPSC Virgil – Controlled Subsidiary, previously held by the Company as an Investment in Real Estate Held for Sale, sold for a sales price of approximately $3.2 million. To finance the acquisition, the purchaser entered into a first mortgage bridge loan with the Company. The loan carried an initial term of nine months. The loan matured in January 2023 and was extended through April 2023. See further discussion below.

As of June 30, 2023, our real estate debt investment, NPSC Virgil, was past its extended maturity in April 2023 and remained outstanding. The investment began incurring default interest in April 2023 due to non-payment of principal and outstanding interest. As of September 27, 2023, we have been in communication with the Borrower and expect repayment of principal and outstanding interest in full. The loan is secured by the underlying property.

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company considers investments for which it expects to receive full payment of contractual principal and interest payments as “performing.”

As of June 30, 2023 and December 31, 2022, all investments were considered to be performing.

6.	Derivative Financial Instruments

Saltbox, Inc. SAFE

 Effective August 18, 2021, our wholly-owned subsidiary, FR-SB 1, LLC, entered into a Simple Agreement for Future Equity (“SAFE”) with Saltbox, Inc. for $1,000,000. Upon certain triggering events, the SAFE would automatically terminate in exchange for shares of preferred stock in Saltbox, Inc. at a discount to fair market value, or entitle us to receive cash proceeds equal to or in excess of the initial investment.

 We entered into the SAFE for investment purposes. We have not designated the SAFE in any hedging relationship, therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the SAFE are recognized immediately through earnings. For both the six months ended June 30, 2023 and 2022, we recognized no gain or loss on the SAFE in our consolidated statements of operations.

 On November 23, 2022, the SAFE automatically terminated in exchange for 1,186,127 shares of Series B preferred stock of Saltbox, Inc. See Note 7, Equity Securities for further information.

Saltbox, Inc. Common Stock Warrants

 On October 21, 2021, our wholly-owned subsidiary, FR-SB Warrants, LLC, acquired warrants to purchase 896,426 shares of common stock of Saltbox, Inc. with an exercise price of $0.11 per share (the “Warrants”). The Warrants were granted to us by Saltbox, Inc. to incentivize performance under our real estate services agreement with Saltbox, Inc., whereby the Company pledges, but does not commit, funds towards the acquisition and development of industrial properties for lease to Saltbox, Inc. in exchange for exclusivity rights in certain markets. The Warrants are subject to a vesting schedule based on certain deployment milestones. As of June 30, 2023, 89,642 warrants had vested.

 The Warrants are classified as a derivative financial instrument on our consolidated balance sheets because they permit cashless exercise. We obtained the Warrants for investment purposes. We have not designated the Warrants in any hedging relationship, therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the Warrants are recognized immediately through earnings. For the six months ended June 30, 2023 and 2022, we recognized an increase in the fair value of the derivative financial instruments related to the Warrants of approximately $0 and $7,000, respectively, in our consolidated statements of operations.

The fair value of our derivatives is estimated based on unobservable market inputs, such as option pricing and discounted cash flow models. The fair value of our derivatives as of June 30, 2023 and December 31, 2022 are shown below (dollar amounts in thousands):

					Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date		Fair Value as of June 30, 2023	Fair Value as of December 31, 2022
Saltbox, Inc. SAFE	(1)	08/18/2021	11/23/2022	(2)	$-	$-
Saltbox, Inc. Common Stock Warrants	89,642 shares	10/21/2021	10/31/2026		$29	$29

(1)	Variable amount determined by the occurrence or nonoccurrence of an equity financing, liquidity event, or dissolution of Saltbox, Inc. and the valuation of Saltbox, Inc. at the time the event occurs.
(2)	Automatically terminated November 23, 2022 following the issuance of preferred stock pursuant to an equity financing event.

7.	Equity Securities

Saltbox, Inc. Preferred Stock

 On November 23, 2022, the SAFE held by our wholly-owned subsidiary, FR-SB 1, LLC, automatically terminated in exchange for 1,186,127 shares of preferred stock of Saltbox, Inc. Concurrently, we purchased an additional 400,827 shares of preferred stock.

 The preferred stock has no readily determinable fair value, therefore we have elected the measurement alternative to carry the stock at cost minus impairment. The carrying value of the stock is adjusted only when there are observable price changes in orderly transactions for identical or similar investments. For the six months ended June 30, 2023 and 2022, we recognized no such impairment or observable price changes.

 The balance of our equity securities as of June 30, 2023 and December 31, 2022 are shown below (dollar amounts in thousands):

Equity Security	Acquisition Date	As of June 30, 2023	As of December 31, 2022
Saltbox, Inc. Preferred Stock	11/23/2022	$1,486	$1,486

8.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Beginning balance	$2,667	$2,599
Additional investments in equity method investees	65	98
Distributions received	-	-
Equity in earnings (losses) of equity method investees	(24)	(30)
Ending balance	$2,708	$2,667

As of June 30, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2018, a 99.0% non-controlling member interest in RRE F1, LLC, whose activities are carried out through the following wholly-owned asset: Square One 867 10th Street, a small lot townhome entitlement project.

As of and for the six months ended June 30, 2023, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

RRE F1 LLC
Condensed balance sheet information:	As of June 30, 2023
Real estate assets, net	$2,729
Other assets	17
Total assets	$2,746

Mortgage notes payable	$-
Other liabilities	14
Equity	2,732
Total liabilities and equity	$2,746
Company’s equity investment	$2,708

RRE F1 LLC
Condensed income statement information:	For the Six Months Ended June 30, 2023
Total revenue	$-
Total expenses	24
Net income (loss)	$(24)
Company’s equity in net income (loss) of investee	$(24)

As of December 31, 2022 and for the six months ended June 30, 2022, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

RRE F1 LLC
Condensed balance sheet information:	As of December 31, 2022
Real estate assets, net	$2,687
Other assets	5
Total assets	$2,692

Mortgage notes payable	$-
Other liabilities	-
Equity	2,692
Total liabilities and equity	2,692
Company’s equity investment	2,667

RRE F1 LLC
Condensed income statement information:	For the Six Months Ended June 30, 2022
Total revenue	$-
Total expenses	22
Net loss	$(22)
Company’s equity in net loss of investee	$(22)

9.	Fair Value of Financial Instruments

 We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

 Level 1 – Quoted market prices in active markets for identical assets or liabilities.

 Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

 Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

 As of both June 30, 2023 and December 31, 2022, the Company’s significant financial instruments consist of cash and cash equivalents, derivative financial instruments, equity securities and real estate debt investments. The carrying amount of the Company’s cash and cash equivalents and real estate debt investments approximate their fair values due to their short-term nature.

 The only assets or liabilities we had as of both June 30, 2023 and December 31, 2022 that are recorded at fair value on a recurring basis are the derivative financial instruments. As of both June 30, 2023 and December 31, 2022, management estimated the fair value of our derivative instruments to be approximately $29,000. We classify these fair value measurements as Level 3 as we use significant unobservable inputs.

 Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

 The Manager and certain affiliates of the Manager receive fees, reimbursements, and compensation in connection with the Company’s Offerings, and the acquisition, management and sale of the Company’s real estate investments.

 The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Cost for amount of organizational and offering costs incurred and payable as of June 30, 2023 and December 31, 2022.

 The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2023 and 2022, the Manager incurred approximately $51,000 and $48,000 of costs on our behalf, respectively. As of June 30, 2023 and December 31, 2022, approximately $9,000 and $26,000 were due and payable to the Manager, respectively.

 An investment management fee of one-fourth of 0.85% is owed quarterly to the Manager. The Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived. Beginning January 1, 2019, this fee has been based on our net assets at the end of the prior semiannual period.

 The Manager waived the investment management fee from January 1, 2019 through December 31, 2022. For the six months ended June 30, 2023 and 2022, we incurred investment management fees of approximately $433,000 and $0, respectively.

 The Company may be charged by the Manager a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the Single Family housing project or if there is no outside developer of the Single Family housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged for the six months ended June 30, 2023 and 2022, respectively. The Manager has waived all development fees from inception through June 30, 2023.

 The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2023 and December 31, 2022, no special servicing fees are payable to the Manager. For the six months ended June 30, 2023 and 2022, no special servicing fees have been incurred.

 The Company will also pay the Manager a disposition fee in the event that a Single Family housing project is sold to a homebuyer investor or if our Manager is acting as the real estate developer. The fee may be up to 1.5% of the gross proceeds. The Manager waived the disposition fees incurred for the six months ended June 30, 2023. Therefore, as of June 30, 2023 and December 31, 2022, no disposition fees are payable to the Manager.

Fundrise Lending, LLC

 As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. Fundrise Lending, LLC allows the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. For the six months ended June 30, 2023 and 2022, the Company purchased zero and one investments, respectively, that were warehoused or owned by Fundrise Lending, LLC.

 For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2023 and 2022, fees of approximately $13,000 and $12,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P.

 Fundrise, L.P. is a member of the Company and holds 26,872 shares, respectively as of both June 30, 2023 and December 31, 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

 Rise Companies Corp. is a member of the Company and holds 1,414 common shares as of both June 30, 2023 and December 31, 2022.

 As a means to provide liquidity, on January 3, 2022, Rise Companies Corp. issued a promissory note to the Company at a 3.5% interest rate. The total principal amount of the note was approximately $7.0 million and matured on June 30, 2022. During the six months ended June 30, 2023 and 2022, the Company incurred interest of approximately $0 and $19,000, respectively. The Company paid off the entire balance of the promissory note and related interest on January 31, 2022. There were no promissory notes issued to the Company during the six months ended June 30, 2023. Therefore, $0 of interest remained payable as of both June 30, 2023 and December 31, 2022.

 For the six months ended June 30, 2023 and 2022, the Sponsor incurred approximately $50,000 and $48,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. As of June 30, 2023 and December 31, 2022, approximately $2,000 and $10,000 of operational costs were due and payable, respectively.

 For the six months ended June 30, 2023 and 2022, there were approximately $0 and $132,000, respectively, of acquisition fees incurred or paid to the Sponsor related to investments in rental real estate properties. As of both June 30, 2023 and December 31, 2022, no acquisition fees were payable to the Sponsor.

11.	Economic Dependency

 Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Legal Proceedings

 As of the date of these consolidated financial statements we are not currently named as a defendant in any material active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 27, 2023 for potential recognition or disclosure.

Investments

As of September 27, 2023, the Company sold seven real estate investments, five that were classified as in-service and two that were classified as held for sale as of June 30, 2023. Sale proceeds totaled approximately $6.7 million.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on March 31, 2017)
2.2*	Certificate of Amendment to Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on March 31, 2017)
2.3*	Certificate of Amendment to Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Form 1-K filed on April 19, 2021)
2.4**	Second Amended and Restated Operating Agreement
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof included as Appendix A to the Company’s Offering Circular filed on May 22, 2019)
6.1*	Form of License Agreement between Fundrise eFUND, LLC and Fundrise LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on March 31, 2017)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on March 31, 2017)
6.3*	Form of Merger Agreement dated by and among Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, Fundrise National For-Sale Housing eFUND, LLC and Fundrise For-Sale Housing eFUND – Washington DC, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A/A filed November 16, 2020)

*	Filed previously.
**	Filed herewith.

14

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 27, 2023.

Fundrise eFund, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 27, 2023
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 27, 2023
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)